TRI-S SECURITY CORPORATION

Royal Centre One

11675 Great Oaks Way

Suite 120

Alpharetta, Georgia 30022

January 26, 2007

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street

Washington, D.C. 20549

Attention: Ms. Ivette Leon and Mr. Dave Walz

Re:	Tri-S Security Corporation Form 10-K for Fiscal Year Ended December 31, 2005 Filed April 12, 2006 File No. 0-51148

Ladies and Gentlemen:

This is in response to the comments of the Staff contained in the letter from Larry Spirgel, Assistant Director, to the undersigned dated December 29, 2006. For the Staff’s convenience, the headings below correspond to the headings in the Staff’s December 29, 2006 letter.

Form 10-K for Fiscal Year Ended December 31, 2005

Note 9: Investment in Army Fleet Support, LLC, page F-18

The Company advises the Staff that, in connection with the filing of this letter with the Commission, the Company is submitting a letter to the Office of the Chief Accountant, Division of Corporation Finance, requesting a waiver of the disclosure requirements of Rule 3-09 of Regulation S-X with respect to the Company including in its periodic filings under the Securities Exchange Act of 1934, as amended, the separate financial statements of Army Fleet Support, LLC for each of the two years ended December 31, 2005 and for the interim period from January 1, 2006 through May 19, 2006. The Company will advise the Staff of the determination made by the Office of the Chief Accountant with respect to this request.

Note 11: Debt and Other Obligations – Factoring Agreement, page F-21

The Company believes that the classification of its term loan obligations as long-term debt on the Company’s balance sheet as of December 31, 2005 (the “Balance Sheet”) was appropriate because (i) pursuant to the Amendment and Forbearance Agreement (the “Forbearance Agreement”) dated as of March 29, 2006 among LSQ Funding Group, L.C. and BRE LLC (collectively, the “Lenders”), on the one hand, and the Company and certain of its subsidiaries, on the other hand, the Lenders waived the existing violations (the “Existing Defaults”) under the Credit Agreement dated as of October 19, 2005 among the Lenders, the Company and certain of its subsidiaries (as amended from time to time, the “Credit

Securities and Exchange Commission

January 26, 2007

Agreement”), and agreed not to demand repayment of the Company’s indebtedness under the Credit Agreement as a result of the Existing Defaults until January 1, 2007, which is more than one year after the date of the Balance Sheet; and (ii) the Company determined, based on a reasonable analysis of the Company’s operating and cash flow projections, that it was probable that the Company would be able to satisfy the covenants of the Credit Agreement through December 31, 2006.

Waiver of Right of Repayment

Pursuant to the Statement of Financial Accounting Standards No. 78, Classification of Obligations That are Callable by the Creditor (“SFAS 78”), the current liability classification should include obligations that are due within one year and obligations that are, or will be, callable by the creditor because the debtor’s violation of a provision of the debt agreement at the balance sheet date makes the obligation callable. SFAS 78 further provides that such callable obligations are not required to be classified as current liabilities if the creditor has waived or subsequently lost the right to demand repayment for more than one year after the balance sheet date. The footnotes to SFAS 78 clarify that, if the obligation is callable because of violations of certain provisions of the debt agreement, then the creditor needs to waive its right to demand repayment for more than one year from the balance sheet date with regard only to those certain violations.

Pursuant to Section 2 of the Forbearance Agreement, the Lenders agreed that, so long as no event of default, other than the Existing Defaults, occurred or existed under the Credit Agreement prior to January 1, 2007, the Lenders would not during the period from March 29, 2006 through January 1, 2007 (the “Forbearance Period”), (i) exercise any default remedy available to the Lenders under the Credit Agreement (which includes the Lenders’ ability to accelerate the maturity, and demand immediate payment of, the term loans) or applicable law, (ii) enforce collection from the Company or its subsidiaries of any of the obligations under the Credit Agreement, or (iii) foreclose on the Lenders’ security interest in any of the collateral. The Forbearance Agreement also amended Section 2.4 of the Credit Agreement to provide that all principal payments in respect of the terms loans otherwise due and payable during the Forbearance Period would be due and payable on January 1, 2007.

Accordingly, the term loans were classified as long-term debt as of December 31, 2005 because (i) under the terms of the Credit Agreement, they were not due and payable within one year of December 31, 2005 and (ii) the Lender had waived its right to demand repayment as a result of the Existing Defaults for more than one year following December 31, 2005, provided that no new event of default under the Credit Agreement occurred.

Satisfaction of Covenants of the Credit Agreement

Emerging Issues Task Force Issue No. 86-30, Classification of Obligations When a Violation is Waived by the Creditor (“EITF 86-30”), provides that an obligation should be classified as noncurrent unless (i) a covenant violation has occurred at the balance sheet date and (ii) it is probable that the borrower will not be able to comply with the covenant at measurement dates that are within the next 12 months.

In applying EITF 86-30, the Company analyzed its operating and cash flow projections with respect to certain anticipated events and transactions to determine its ability to satisfy the covenants of the

Securities and Exchange Commission

January 26, 2007

Credit Agreement through December 31, 2006. This analysis included a sensitivity analysis which assigned probabilities of occurrence to such future events and transactions. The Company then compared its operating and cash flow projections through December 1, 2006, as adjusted for the sensitivity analysis, with the cash flow requirements under the amended terms of the Credit Agreement and determined that it was probable that the Company would be able to satisfy the covenants under the Credit Agreement for a period of 12 months after December 31, 2005.

Accordingly, the Company classified its term loans as long-term debt on the Balance Sheet because the Lenders waived their right to repayment under the Credit Agreement as a result of the Existing Defaults for a period of 12 months from the date of the Balance Sheet, and the Company determined, based upon a reasonable analysis of its operating and cash flow projections for such period, that it was probable that the Company would be able to meet the covenants of the Credit Agreement for such period.

* * *

The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the 10-K; (ii) Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 10-K; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please contact the undersigned at 678-808-1555 if you have any questions or comments concerning this letter.

Sincerely,

/s/ Robert K. Mills
Robert K. Mills, Chief Financial Officer

cc:	Ms. Ivette Leon Mr. Dave Walz